PRESS RELEASE

Banro Reports Further High Grade Drill
Results and New Mineralized Zone at Namoya

  Drilling at Namoya intersects significant mineralization, including 10.00 metres grading 18.48 g/t Au, 29.00 metres grading 3.84 g/t Au, 16.00 metres grading 4.16 g/t Au, 6.00 metres grading 17.65 g/t Au and 42.00 metres grading 2.29 g/t Au.

  New mineralised zone; Namoya Summit Hanging Wall, discovered at Namoya.

Toronto, Canada – February 24, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce additional mineralization intersections from its on-going near mine RC drilling program at the Namoya Summit deposit.

The near mine drilling program at Namoya is intended to identify new resources and increase the geological confidence of the resource base with the goal of enhancing the medium term economics of the mine. During the last half of 2015, near mine exploration activities continued to build on the results published in the Company’s September 18, 2015 press release, with the main focus of RC drilling activities being in the Namoya Summit and Filon B deposits, including infill and step out drilling from previous drill holes. As well, exploration drilling was carried out in the newly-discovered Namoya Summit hanging wall and Filon C targets (see the locality map referred to below).

Interim Program Update

During the interim period following the September 18th press release, 54 RC drill holes totalling 4,681 metres were drilled at Filon B, Namoya Summit Footwall zone, Namoya Summit Main zone, Filon C and Namoya Summit Hanging Wall zone. The significant mineralization intersections from the interim program include the following:

Namoya Summit & Filon B

  Hole NRC-091 intersected 10.00 metres grading 2.23 g/t Au from 67.00 metres,

  Hole NRC-092 intersected 42.00 metres grading 2.29 g/t Au from 51.00 metres,

  Hole NRC-093 intersected 7.00 metres grading 2.05 g/t Au from 0.00 metres (2.00 metres of void from 7.00 to 9.00 metres),

  Hole NRC-107 intersected 15.00 metres grading 2.44 g/t Au from 0.00 metres (and 5.00 metres of void from 15.00 to 20.00 metres),

  Hole NRC-108 intersected 5.00 metres grading 3.23 g/t Au from 17.00 metres,

  Hole NRC-109 intersected 10.00 metres grading 18.48 g/t Au from 34.00 metres, including 1.00 metre of void from 38.00 metres,

  Hole NRC-112 intersected 6.00 metres grading 17.65 g/t Au from 82.00 metres,

  Hole NRC-115 intersected 13.00 metres grading 2.21 g/t Au from 98.00 metres.

Namoya Summit Hanging Wall and Filon C

  Hole NRC-100 intersected 13.00 metres grading 3.41 g/t Au from 12.00 metres,

  Hole NRC-129 intersected 29.00 metres grading 3.84 g/t Au from 52.00 metres,

  Hole NRC-134 intersected 16.00 metres grading 4.16 g/t Au from 34.00 metres,

  Hole NRC-137 intersected 8.00 metres grading 2.27 g/t Au from 57.00 metres.

Commenting on the results at Namoya John Clarke, President and CEO of the Company, said; “These results continue to indicate the upside potential of the Namoya Summit deposit and demonstrate potential at Filon B area which is known to host very high grade mineralization. We will continue to pursue detailed and careful evaluation of the Namoya Summit deposit, especially at Filon B and the newly discovered Hanging Wall zone, to ensure that we understand these structures and to delineate significant additional resources. These results, together with the previous results, have provided the necessary information to assist with Mineral Resource and Mineral Reserve upgrades at Namoya which are planned for the second quarter of 2016.”

The RC drilling program was undertaken using an in-house Prospector rig. A total of 54 RC holes averaging 87 metres were completed for a total of 4,681 metres to generate 4,681 RC samples. Drilling was oriented N-S (0° and 180° azimuth) at the Filon B area and towards 225° in the Namoya Summit area. Drilling inclination ranged from 55° to 80° in both areas. RC drill holes were planned in fences ranging from 15-40 metres in Filon B area and between 40-80 metres at the Namoya Summit Main and Filon C areas. It is estimated that the true width of mineralization approximates 85% of mineralization intersections in the drill holes. The table referred to below provides a summary of all intersections from the interim RC drilling program at Namoya.

All RC samples for assaying were taken consistently at one metre intervals and were riffle split with one-half of the sample placed in sealed bags and sent to the Company’s on-site sample preparation facility. The samples were then pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample was then sent to the on-site SGS Laboratory (which is independent of the Company) where the samples were analyzed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, reflecting internationally recognized standards, duplicates and blanks were inserted into the sample batches.

Progress Summary of the Drilling Program

After the successful drilling campaign, the mineral resource team will incorporate the drill results from these additional near surface zones into the Namoya Summit reserve with the aim of delivering an enhanced production profile for the commencement of mining at the Namoya Summit in H2 of 2016.

A total of 38 RC drill holes representing 3,324 metres were drilled at Filon B, Namoya Summit Footwall zone, and Namoya Summit Main zone. The resource area has been interpreted to have a strike length of 400 metres. It is open to the northwest and southeast, with multiple gold bearing lodes that extend to a depth of 65 metres, and exhibits a pinch and swelling characteristic; widths between 2 and 30 metres down-dip.

A northwest – southeast trending zone of new mineralization (Namoya Summit Hanging Wall zone) has been delineated about 400 metres to the northeast of Namoya Summit Main zone. Mineralization was discovered by trenching and auger drilling over a strike length of almost 700 metres and followed up by RC drilling. A total of 11 RC drill holes, representing 861 metres have been completed in the area. Significant mineralization was intersected including holes NRC129, NRC134, and NRC137. Follow up drilling will be undertaken to fully evaluate this new hanging wall mineralized zone.

Within the Namoya Summit Main pit shell, a new east–west mineralized zone, Filon C, was also discovered by trenching and auger drilling. Five (5) RC drill holes totalling 431 metres have been completed in the area. Significant mineralization intersections include hole NRC100. Follow up drilling will be undertaken to fully determine the strike extension of this new mineralized zone.

Results from the RC holes are tabulated in a table which can be accessed on the Company’s website at
http://www.banro.com/assets/docs/RC-intercections-Feb-2016.pdf

A locality map of the reported drill holes can also be found on the Company’s website at
http://www.banro.com/assets/docs/NamoyaSummit-FilonBDrillholeLocationMap.pdf

Qualified Person
The drilling results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, Democratic Republic of the Congo (“DRC”), under the supervision of Daniel K. Bansah, who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)), the Company's Head of Projects and Operations, and a "qualified person" (as such term is defined in National Instrument 43-101). Mr. Bansah has reviewed and approved this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com